Exhibit 99.1

Press Release

AC Immune Reports Discontinuation of Phase III CREAD 1 and 2 Studies of Crenezumab in Alzheimer’s Disease

•	Decision follows Independent Data Monitoring Committee analysis

•	The Alzheimer’s Prevention Initiative (API) study of crenezumab in familial Alzheimer’s disease continues

•	The Phase II anti-tau TAURIEL trial led by Roche in partnership with AC Immune continues

Lausanne, Switzerland, January 30, 2019 – AC Immune SA (NASDAQ:ACIU) announced today that Roche, the parent company of its collaboration partner, is discontinuing the CREAD 1 and CREAD 2 (BN29552 and BN 29553) Phase III studies of the investigational anti-beta-amyloid molecule, crenezumab, in people with prodromal to mild sporadic Alzheimer’s disease (AD). The decision came after an interim analysis conducted by the Independent Data Monitoring Committee (IDMC). Alzheimer’s disease (AD) is a progressive, fatal disease that gradually destroys memory, thinking skills and problem solving, and impairs daily functioning such as the ability to manage one’s own activities.

The IDMC analysis indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in a landmark trial of cognitively healthy individuals in Colombia with an autosomal dominant mutation who are at risk of developing familial AD (fAD), under the Alzheimer’s Prevention Initiative (API), which began in 2013. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities. This study is in collaboration with the Banner Institute and is funded by the National Institute on Aging.

Data from the CREAD 1 and 2 studies will be made available to the scientific community by Roche at an upcoming scientific meeting. AC Immune looks forward to receiving and reviewing the data in detail and sharing it as appropriate following peer review.

CREAD 1 and 2 were two-year global, randomized, double-blind, placebo-controlled, parallel-group Phase III studies testing the efficacy and safety of crenezumab in 1,500 patients worldwide with early AD with confirmed evidence of cerebral beta amyloid pathology (CSF or amyloid PET). These studies used doses four times higher than that studied in the Phase II trials. CREAD 1 was initiated in early 2016 and CREAD 2 in mid-2017.

As reported by Roche today, the TAURIEL Phase II trial of an anti-tau antibody (RG-6100) in Alzheimer’s disease, run by Roche in partnership with AC Immune will continue.

Prof. Andrea Pfeifer, CEO of AC Immune, said: “We are extremely disappointed about the outcome of the Phase III CREAD 1 interim analysis and we also would like to thank patients and caregivers for their participation. We continue to be optimistic about the potential future of crenezumab as we await the outcome of the Colombian API study to prevent AD symptoms in patients with familial AD to see if the antibody treatment may provide disease-modifying effects in patients with early-onset disease.”

Dr. Pfeifer continued, “We remain committed to our on-going pre-clinical and clinical candidates targeting Tau and neuro-inflammation to treat Alzheimer’s disease, neuro-orphan diseases and Parkinson’s disease, which are partnered with five leading pharmaceutical partners, including Roche’s subsidiary Genentech.”

About the Molecules and Development Programs in Collaboration with Roche

The development of crenezumab is being led by Roche and was discovered by AC Immune SA. The companies entered into a research collaboration and license agreement as of November 6, 2006. Crenezumab is an investigational, monoclonal antibody designed to preferentially bind to and promote removal of neurotoxic oligomers, a form of beta-amyloid. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower risk of certain MRI (magnetic resonance imaging) abnormalities known as ARIA (Amyloid-Related Imaging Abnormalities).

RG6100 (anti-tau) is an investigational, monoclonal IgG4 antibody that binds to multiple tau species. This antibody is also part of a collaboration with Roche. It is proposed to slow the prion-like propagation of tau pathology in AD. Tau pathology spreads with a characteristic spatiotemporal pattern throughout the brain, coinciding with both clinical symptoms and disease progression in AD. Slowing the propagation of tau pathology may therefore slow disease progression and reduce cognitive decline. Anti-tau therapies have shown progress in slowing the progression of tau pathology in animal models of tauopathy. RG6100 is currently in Phase II clinical evaluation for its potential to slow or stop the progression of AD.

About AC Immune

AC Immune is a NASDAQ-listed, clinical-stage biopharmaceutical company, with a vision to deliver precision medicine to people around the globe with neurodegenerative diseases. The company designs, discovers and develops therapeutic and diagnostic products to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The company’s pipeline features nine therapeutic and three diagnostic candidates – with five products in clinical trials.

For further information, please contact:

In Europe David Lowe AC Immune Corporate Communications Phone: +41 21 345 91 21 E-mail: david.lowe@acimmune.com	US Investors Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 E-mail: chris@lifesciadvisors.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 E-mail: kgallagher@lavoiehealthscience.com

Forward looking statements

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